Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Murten, 27.06.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

7/6

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

Press Release
Murten, June 27, 2005

Saia-Burgess Electronics Holding AG

The Board of Directors and the Group Management of Saia-Burgess Electronics Holding AG have been informed yesterday evening that a formal takeover bid on the part of Sumida Corp., Japan (www.sumida.com) for the Saia-Burgess Electronics Holding AG might be imminent.

As a result of first information regarding possible synergies, the Board of Directors and the Group Management are clearly convinced that the autonomy of Saia-Burgess offers the most attractive prospects for the future.

Saia-Burgess has a very good track record: in the last three years the company has achieved a CAGR in sales of 13.4 % and of 16.1 % in profitability (EBIT). Saia-Burgess will rigorously implement its successful growth strategy for all stakeholders (shareholders, employees, customers) and continue to grow profitably, in order to create added value for all its shareholders. The Board of Directors and the Group Management are therefore convinced that the company on a standalone basis offers the best conditions for a continued successful future of Saia-Burgess.

Swiss Capital Group is advising Saia-Burgess in this matter.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

Saia-Burgess Gruppe

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Medieninformation / Press Release / Communiqué de Presse
Murten, 28. Juni 2005

Saia-Burgess Electronics Holding AG
CORRIGENDA

Die angegebenen Wachstumsraten, welche in der Pressemitteilung vom 27.06.2005 kommuniziert wurden, betreffen die Division Automotive. Für die Gruppe beträgt die CAGR seit dem Börsengang 12.2 % (bezogen auf den Umsatz) und 11.5 % (bezogen auf den EBITA).

The growth rates mentioned in the press release of 27.06.2005 refer to the Automotive Division. For the Group since it has been listed on the stock exchange, CAGR in sales has been 12.2 % and 11.5 % in profitability (EBITA).

Les taux de croissance mentionnés dans le communiqué de presse du 27.06.2005 se réfèrent à la Division Automotive. Pour le Groupe, depuis l'entrée en bourse, le CAGR est 12.2 % par rapport au chiffre d'affaires et 11.5 % par rapport à l'EBITA.

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Please address any press enquiries to:
Veuillez adresser toutes vos demandes de précisions éventuelles à:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com